Exhibit 99.1

press release

ArcelorMittal halts production at its Ukrainian steelmaking operations
3 March 2022, 16:30 CET

ArcelorMittal (‘the Company’) can confirm it has today taken the decision to idle its steelmaking operations in Kryvyi Rih, Ukraine in order to ensure the safety and security of our people and assets.

The Company has been evaluating the situation on a daily basis and production had previously been reduced with the plant operating at a technical minimum (approximately one-third of its normal production levels).

The process to idle all blast furnaces has commenced today. The process to safely idle these assets while maintaining asset integrity will take between seven and ten days.

ArcelorMittal is deeply concerned about the situation in Ukraine and the threat to our employees and the entire Ukrainian population.
ENDS
About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com